FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English translation of a news release issued in Germany by HSBC Holdings plc's subsidiary.

HSBC TRINKAUS & BURKHARDT INCREASES

INTERIM OPERATING PROFITS BY 49.3 PER CENT

HSBC Trinkaus & Burkhardt, which is approximately 73.5 per cent indirectly owned by HSBC Holdings plc, reported substantially higher operating profits for the first six months of 2003 compared to the same period last year. Profits increased by 49.3 per cent from EUR 28.4 million to EUR 42.4 million, despite unfavourable economic conditions in Germany, which depressed the profitability of the banking sector.

The positive profits trend established in the first quarter accelerated in the second. Operating profits in the first quarter of 2003 rose by 25.0 per cent to EUR 18.0 million compared to EUR 14.4 million in the same period in 2002. In the second quarter, again compared to 2002, profits increased by 74.3 per cent to EUR 24.4 million. Net profit after tax increased in the first half of 2003 compared to the same period last year by 18.5 per cent to EUR 21.1 million, and profit per share rose by 19.1 per cent to EUR 0.81 per share.

Four main factors contributed to this pleasing development in the first half of 2003:

* Excellent trading results: trading profits increased strongly from EUR 7.9 million to EUR 27.4 million. Both interest rate and equities trading contributed to this increase. Particularly successful was equities derivatives trading, whose contribution to operating profits, against the background of generally weak and unsettled stock markets, significantly exceeded expectations. Foreign exchange reported a small loss.

* Robust client business: Corporate Banking again delivered the best contribution of all client divisions, although not quite reaching the high level of the same period last year. In the two client divisions particularly affected by developments on financial markets, namely in Private Banking and Institutional Investors, the picture was variable but satisfactory overall. Private Banking increased its contribution slightly compared to the first six months of 2002, and in the second quarter of 2003 compared to the first quarter. Institutional Investors improved in the second quarter of 2003 compared to the first quarter, but overall in the first half of 2003 could not repeat the good results of the same period in 2002. Net income from fees and commissions in the first six months of 2003 fell by 3.9 per cent to EUR 93.4 million, while net interest income rose by 10.2 per cent to EUR 37.9 million.

* Strict cost control: the cost control measures introduced last year showed their effects in a reduction of other administrative expenses by 3.5 per cent to EUR 33.3 million. These measures continue to be rigorously pursued, adjusting capacity to match reduced business volumes where necessary. Higher profit-related remuneration, however, led to an increase in total administrative expenses of 3.2 per cent, to EUR 115.5 million.

* Efficient credit risk management: the economic situation remains difficult for many German firms. There is no sign of a drop in the rate of company insolvencies, and consequently no relief from pressure on the credit risk front. In this context, net new lending provisions of EUR 2.5 million continue to run at a very modest level. The bank has avoided major defaults, thanks to a conservative credit policy and strict standards when taking on credit risks.

Compared to 31 December 2002, total assets increased by 4.8 per cent to EUR 11.67 billion. The BIS capital ratio at 30 June 2003 was 11.1 per cent; the core capital ratio 7.9 per cent.

The Managing Partners look forward with confidence to the second half of the year. The key will be to hold fast to the chosen strategy, with a clear focus on the sophisticated requirements of the bank's three target client groups: corporate clients, high net worth private clients and institutional investors. The extent of the expected improvement, however, will depend on a sustained recovery in stock market conditions, owing to the high proportion of commission and trading-related income in the total revenues of the bank. Particular importance is attached to consistently prudent credit risk management, in order to limit credit risk costs. Subject to these conditions, the Managing Partners expect to reach their profit targets. The bank's shareholders would then share in those higher profits, in line with its results-oriented dividend policy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: July 31, 2003